Exhibit 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges and Preference Dividends

Ratio of Earnings to Fixed Charges (dollar amounts in thousands)	Nine Months Ended September 30,	Year Ended December 31,
	2013	2012	2011	2010	2009	2008

Earnings:

Income from continuing operations before income taxes	$325,015	$388,171	$353,245	$311,152	$287,700	$241,418

Add:

Fixed charges	11,388	11,465	10,488	9,900	9,250	7,679

Total Earnings	$336,403	$399,636	$363,733	$321,052	$296,950	$249,097

Fixed Charges:

Interest expense	$4,765	$3,511	$3,567	$3,311	$3,201	$2,881

Estimate of interest expense within rental expense	6,623	7,954	6,921	6,589	6,049	4,798

Total Fixed Charges	$11,388	$11,465	$10,488	$9,900	$9,250	$7,679

Ratio of Earnings to Fixed Charges	29.54	34.86	34.68	32.43	32.10	32.44